

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 21, 2016

Via E-Mail
Lori B. Wittman
Executive Vice President and Chief Financial Officer
Care Capital Properties, Inc.
191 N. Wacker Dr., Suite 1200
Chicago, IL 60606

> **Re: Care Capital Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 1-37356**

Dear Ms. Wittman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 70

1.   We note that you exclude the future cash obligations related to interest expense on your long-term debt obligations. In future periodic filings, please provide an estimate of such amount. Refer to footnote 46 of SEC Interpretive Release No. 33-8350.

Combined Consolidated Statements of Cash flows, page 77

2.   Please clarify for us and in future filings the nature of the line item for Other acquisition-related investing activities.

<u>Schedule III, page 98</u>

3.   Regarding your reconciliation of real estate, please clarify for us and in future filings the nature of the line item for Other of $59,688,000 for the year ended December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities